UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 6)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

LANDRY’S RESTAURANTS, INC.

(Name of the Issuer)

Landry’s Restaurants, Inc.

Fertitta Holdings, Inc.

Fertitta Acquisition Co.

Tilman J. Fertitta

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51508L 10 3

(CUSIP Number of Class of Securities)

Tilman J. Fertitta

Chairman of the Board, Chief

Executive Officer and President

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Arthur S. Berner Haynes and Boone, LLP 1221 McKinney, Suite 2100 Houston, Texas 77010 (713) 547-2526	Steve Wolosky Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 (212) 451-2300	John D. Capers, Jr. King & Spalding, LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4658

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$218,361,919	$13,386

*	Calculated solely for the purpose of determining the filing fee.

**	The transaction valuation is determined based upon the sum of (a) the product of (i) 16,145,905 shares of Landry’s Restaurants, Inc.’s common stock outstanding on October 18, 2008, and (ii) the merger consideration of $13.50 per share and (b) an aggregate of $392,201 expected to be paid upon the cancellation of outstanding options having an exercise price less than $13.50 (the “Total Consideration”). The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was determined by multiplying 0.0000393 by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:	$13,386

(2) Form, Schedule or Registration Statement No.:	Schedule 14A

(3) Filing Party:	Landry’s Restaurants, Inc.

(4) Date Filed:	July 17, 2008.

INTRODUCTION

This Amendment No. 6 to Rule 13e-3 Transaction Statement on Schedule 13E-3, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s,” the “Company,” “we,” “our,” “ours,” and “us”), the issuer of the common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Fertitta Holdings, Inc. (“Parent”), (3) Fertitta Acquisition Co. (“Merger Sub”), and (4) Tilman J. Fertitta, our Chairman of the Board of Directors, President and Chief Executive Officer (“Mr. Fertitta”). This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 16, 2008, and the First Amendment thereto, dated as of October 18, 2008 (collectively, the “Merger Agreement”), that we entered into with Parent, Merger Sub, and, for certain limited purposes, Mr. Fertitta. We are sometimes referred to collectively along with Parent, Merger Sub, and Mr. Fertitta as the “Filing Persons.”

If the Merger is consummated, Merger Sub will be merged with and into us, and we will continue as the surviving corporation (the “Surviving Corporation”) (such transaction, the “Merger”) and Parent will own all of our common stock. All of the common stock of Parent will be owned by Mr. Fertitta. Upon the consummation of the Merger, each share of our common stock (other than shares of our common stock owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of Parent, or shares owned by stockholders who properly exercise dissenters’ rights of appraisal under Delaware law, or shares of our common stock held in treasury) will be cancelled and converted into the right to receive $13.50 in cash, without interest. In addition, all outstanding options to purchase shares of our common stock granted under any of our employee or director equity plans or otherwise (other than those granted to Mr. Fertitta), whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into the right to receive a cash payment equal to the number of shares of common stock underlying the options multiplied by the amount by which $13.50 exceeds the option exercise price, without interest. At the effective time of the Merger, each share of our restricted stock will vest in full and be cancelled and converted into the right to receive $13.50 in cash, without interest. Mr. Fertitta has agreed to contribute all of his outstanding shares of our common stock that he beneficially owns to Parent, and, subject to specified exceptions, to vote all of the outstanding shares of common stock beneficially owned by him on June 16, 2008 in favor of the Merger.

Concurrently with the filing of this Transaction Statement, we are filing with the SEC a revised preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act relating to the special meeting of our stockholders at which our stockholders will consider and vote upon a proposal to approve the Merger Agreement and the Merger. The affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote is required to approve the Merger Agreement and the Merger.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that we are “controlled” by any Filing Person, or that any Filing Person is our “affiliate” within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. Our name and the address and telephone number of our principal executive offices are as follows:

Landry’s Restaurants, Inc.

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

(b) Securities. 16,145,905 shares of Landry’s Restaurants, Inc. common stock, par value $0.01 per share.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” and “Special Factors—Financing of the Merger” are incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding the Parties to the Transaction”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Important Information Regarding the Parties to the Transaction”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Other Important Information Regarding Us—Our Directors and Executive Officers”

“Important Information Regarding the Parties to the Transaction”

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting”

“Special Factors”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Merger Agreement—Treatment of Options and Restricted Stock”

“The Merger Agreement—Indemnification and Insurance”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Termination Fees and Expenses”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Appraisal Rights of Stockholders”

“Appraisal Rights”

Annex E—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in our Annual Report on Form 10-K for the years ended December 31, 2006 and December 31, 2007, as amended, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Other Important Information Regarding Us”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“The Special Meeting—Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Options and Restricted Stock”

“The Merger Agreement—Payment for the Shares of Our Common Stock”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Effects of the Merger”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Cowen and Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Cowen and Company”

“Special Factors—Position of Tilman J. Fertitta, Parent and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Material United States Federal Income Tax Consequences”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Cowen and Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“The Special Meeting—Our Board Recommendation”

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Opinion of Cowen and Company”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

(c) Approval of Security Holders. The transaction is structured so that the approval of the holders of at least a majority of our outstanding common stock is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

“The Special Meeting—Vote Required”

“The Special Meeting—Voting of Proxies”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors— Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Opinion of Cowen and Company”

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors— Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a) Reports, Opinions, Appraisals and Negotiations. The reports attached as Exhibits (c)(1) and (c)(2) hereof, as well as the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent and Merger Sub as to Fairness”

“Special Factors—Opinion of Cowen and Company”

“Special Factors—Projected Financial Information”

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Opinion of Cowen and Company”

Annex C—Opinion of Cowen and Company, LLC, dated June 15, 2008

Annex D—Opinion of Cowen and Company, LLC, dated October 18, 2008

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at our principal executive offices during our regular business hours by any interested holder of our common stock, and the information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Cowen and Company”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Special Committee Compensation”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Purposes, Reasons and Plans for Us after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Annex B—First Amendment to Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Arrangements with Respect to Us and Parent Following the Merger”

“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Us—Security Ownership of Parent and Merger Sub”

“Important Information Regarding the Parties to the Transaction”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Other Important Information Regarding Us—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Us— Price Range of Common Stock, Dividend Information and Stock Repurchases”

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Position of Tilman J. Fertitta, Parent, and Merger Sub as to Fairness”

“Special Factors—Purposes and Reasons of Tilman J. Fertitta for the Merger”

“Special Factors—Purposes and Reasons for the Merger of Parent and Merger Sub”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“The Special Meeting—Our Board Recommendation”

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Information. The audited consolidated financial statements set forth in our Annual Report on Form 10-K for the years ended December 31, 2006 and December 31, 2007, as amended, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Us—Selected Historical Consolidated Financial Data”

“Other Important Information Regarding Us—Price Range of Common Stock, Dividend Information and Stock Repurchases”

“Other Important Information Regarding Us—Ratio of Earnings to Fixed Charges”

“Other Important Information Regarding Us—Book Value Per Share”

“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies and Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Estimated Fees and Expenses”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Solicitation of Proxies and Expenses”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement”

“Special Factors—Interests of Tilman J. Fertitta”

“Special Factors—Interests of Our Directors and Officers”

“Special Factors—Estimated Fees and Expenses”

Item 15.	Additional Information.

Regulation M-A Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Regulation M-A Item 1016

(a)(1) Proxy Statement filed with the SEC on December 18, 2008 (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

+(b)(1) Commitment Letter dated June 12, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC and Tilman J. Fertitta.

(b)(2) First Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report for the period ended June 30, 2007)

(b)(3) Second Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report for the period ended June 30, 2007)

(b)(4) Amendment to Commitment Letter dated October 17, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC, Tilman J. Fertitta and us (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Section II.D.5 of Staff Legal Bulletin No. 1).

(c)(1) Fairness Opinion of Cowen and Company, LLC, dated June 15, 2008 attached as Annex C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(c)(2) Fairness Opinion of Cowen and Company, LLC, dated October 18, 2008, attached as Annex D to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

++(c)(3) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated May 12, 2008.

++(c)(4) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 12, 2008.

  +(c)(5) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 15, 2008.

+++(c)(6) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 13, 2008.

+++(c)(7) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 18, 2008.

++(c)(8) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta, dated June 2, 2008.

++(c)(9) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta as provided to the Special Committee of the Board of Directors on June 3, 2008.

+++(c)(10) Snyder Valuation, dated April 30, 2008 (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Section II.D.5. of Staff Legal Bulletin No. 1).

(d)(1) Agreement and Plan of Merger by and among us, Fertitta Holdings, Inc., Fertitta Acquisition Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(d)(2) First Amendment to Agreement and Plan of Merger by and among us, Fertitta Holdings, Inc., Fertitta Acquisition Co. and, for certain limited purposes, Tilman J. Fertitta, attached as Annex B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

+(d)(3) Equity Commitment Letter, dated June 16, 2008, between Tilman J. Fertitta and Fertitta Holdings, Inc.

+++(d)(4) Letter Agreement dated October 18, 2008, between Tilman J. Fertitta and Fertitta Holdings, Inc., amending the Equity Commitment Letter dated June 16, 2008.

(e) None.

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Annex E to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(g) None.

(h) None.

+	Previously filed on July 17, 2008.
++	Previously filed on August 22, 2008.
+++	Previously filed on November 7, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2008	LANDRY’S RESTAURANTS, INC.

	By:	/s/ Steven L. Scheinthal
	Name:	Steven L. Scheinthal
	Title:	Executive Vice President, General Counsel and Secretary

Dated: December 18, 2008	FERTITTA HOLDINGS, INC.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

Dated: December 18, 2008	FERTITTA ACQUISITION CO.

	By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1) Proxy Statement filed with the SEC on December 18, 2008 (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(a)(2) Form of Proxy Card, filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(a)(3) Form of Letter to Stockholders filed with the SEC along with the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

+(b)(1) Commitment Letter dated June 12, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC and Tilman J. Fertitta.

(b)(2) First Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report for the period ended June 30, 2007)

(b)(3) Second Lien Credit Agreement dated as of June 14, 2007, by and among Golden Nugget, Inc., Wachovia Bank, National Association and the other financial institutions party thereto (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report for the period ended June 30, 2007)

(b)(4) Amendment to Commitment Letter dated October 17, 2008, by and among Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC, Wells Fargo Foothill, LLC, Tilman J. Fertitta and us (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Section II.D.5 of Staff Legal Bulletin No. 1).

(c)(1) Fairness Opinion of Cowen and Company, LLC, dated June 15, 2008 attached as Annex C to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(c)(2) Fairness Opinion of Cowen and Company, LLC, dated October 18, 2008, attached as Annex D to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

++(c)(3) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated May 12, 2008.

++(c)(4) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 12, 2008.

  +(c)(5) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated June 15, 2008.

+++(c)(6) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 13, 2008.

+++(c)(7) Presentation of Cowen and Company, LLC to the Special Committee of the Board of Directors, dated October 18, 2008.

++(c)(8) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta, dated June 2, 2008.

++(c)(9) Presentation of Cowen and Company, LLC to Financial Advisors of Tilman J. Fertitta as provided to the Special Committee of the Board of Directors on June 3, 2008.

+++(c)(10) Snyder Valuation, dated April 30, 2008 (Portions of this exhibit have been omitted pursuant to a request for confidential treatment in accordance with Section II.D.5. of Staff Legal Bulletin No. 1).

(d)(1) Agreement and Plan of Merger by and among us, Fertitta Holdings, Inc., Fertitta Acquisition Co. and, for certain limited purposes, Tilman J. Fertitta attached as Annex A to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(d)(2) First Amendment to Agreement and Plan of Merger by and among us, Fertitta Holdings, Inc., Fertitta Acquisition Co. and, for certain limited purposes, Tilman J. Fertitta, attached as Annex B to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

+(d)(3) Equity Commitment Letter, dated June 16, 2008, between Tilman J. Fertitta and Fertitta Holdings, Inc.

+++(d)(4) Letter Agreement dated October 18, 2008, between Tilman J. Fertitta and Fertitta Holdings, Inc., amending the Equity Commitment Letter dated June 16, 2008.

(e) None.

(f)(1) Section 262 of the Delaware General Corporation Law, attached as Annex E to the Proxy Statement (incorporated herein by reference to the Schedule 14A filed on December 18, 2008).

(g) None.

(h) None.

+	Previously filed on July 17, 2008.
++	Previously filed on August 22, 2008.
+++	Previously filed on November 7, 2008.